February 3, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:  Ophthalmic Imaging Systems – Request to Withdraw

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Ophthalmic Imaging Systems (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of (i) Post-Effective Amendment No. 6, as filed with the Commission on May 9, 2008, to the Company’s Registration Statement with File No. 333-116217 (the “Registration Statement”), (ii) Amendment No. 1, as filed with the Commission on May 30, 2008, to Post-Effective Amendment No. 6 to the Registration Statement and (iii) Amendment No. 2, as filed with the Commission on September 24, 2009, to Post-Effective Amendment No. 6 to the Registration Statement.

The Company is requesting the withdrawal of the above-referenced Post-Effective Amendment No. 6 to the Registration Statement and Amendments 1 and 2 thereto because it has determined not to pursue the offering to which the Registration Statement relates. The Company confirms that the above-referenced Post-Effective Amendment No. 6 to the Registration Statement, as amended by Amendments 1 and 2 thereto, has not been declared effective by the Commission and that no securities were sold in connection with the offering.

Please direct any questions to Samuel Schlessinger of McDermott Will & Emery LLP at (312) 984-2090.

Sincerely,

Ophthalmic Imaging Systems

By:	/s/ Ann G. Mayberry-French
Name:	Ann G. Mayberry-French
Title:	General Counsel and Corporate Secretary